[DILL DILL CARR STONBRAKER & HUTCHINGS, P.C. LETTERHEAD]





DIRECT DIAL:  (303) 282-4128
E-MAIL:  rmccormack@dillanddill.com

December 28, 2007

Jill Davis
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      Amera Resources Corporation
         Form 20-F for the Fiscal Year Ended December 31, 2006
         Filed May 30, 2007
         File No. 0-51005


Dear Ms. Davis:

In connection with your December 20, 2007 comment letter to our client Amera Resources Corporation (the "Company"), the Company will provide a detailed written response to your office on or before January 25, 2008. Thank you.

Sincerely,

/s/ ROBERT S. MCCORMACK

Robert S. McCormack



cc:      Amera Resources Corporation